May 25, 2023

Ms. Laura Veator

Senior Staff Accountant

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, NE, Washington, D.C. 20549

Re: THUMZUP MEDIA Corp Form 10-K for the Fiscal Year Ended December 31, 2022 Filed March 31, 2023 File No. 333-255624

Dear Ms. Veator:

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated May 24, 2023 (the “Comment Letter”) to Thumzup Media Corporation (the “Company”) with respect to the Form 10-K filed with the Securities and Exchange Commission on March 31, 2023 (the “10-K”).

This letter provides the Company’s responses to the Staff’s comments contained in the Comment Letter. The text of the Staff’s comments is set forth below, followed by the responses of the Company.

In addition, we hereby submit our proposed amended disclosure by the filing of an amendment to the 2022 Annual Report on Form 10-K/A.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 9A. Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting, page 32

You disclose that “This annual report on Form 10-K does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.” Considering that you have filed a Form 10-K for the year ended December 31, 2021, you have filed an annual report pursuant to section 13(a) or 15(d) of the Exchange Act for the prior fiscal year. As such, you are required to include Management’s annual report on internal control over financial reporting in your 10-K for the year ended December 31, 2022. Refer to Item 3-08 or Regulation S-K. Please amend your filing to include this report.

Response: The Company acknowledges that the SEC transition rules no longer apply to the Company in relation to Regulation S-K Item 308 - Internal control over financial reporting, as this relates to the Company’s second Form 10-K filing. The relevant additional paragraphs have been inserted into the Form 10-K/A (amendment no 1), and the following is the Company’s proposed disclosure contained that would be contained in the Form 10-K/A:

ITEM 9A. CONTROLS AND PROCEDURES

a) Disclosure and control procedures

Our management, with the participation of our Principal Executive Officer and Principal Financial and Accounting Officer, evaluated the effectiveness of the design and operations of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report on Form 10-K/A, and have concluded that, based on such evaluation, our disclosure controls and procedures were not effective due to the material weakness in our internal control over financial reporting as of December 31, 2022 as described below.

Notwithstanding the conclusion that our disclosure controls and procedures were not effective as of the end of the period covered by this report, we believe that our consolidated financial statements and other information contained in our annual report on Form 10-K present fairly, in all material respects, our business, financial condition and results of operations for the periods presented.

b) Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a -15(f) under the Exchange Act. Our internal control was designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework (issued in 2013).

Based upon the assessments, management has concluded that as of December 31, 2022, there was a material weakness in our internal control over financial reporting due to the fact that we did not have an adequate process established to ensure appropriate levels of review of accounting and financial reporting matters, which resulted in our closing process not identifying all required adjustments and disclosures in a timely fashion.

We plan to take steps to enhance and improve the design of our internal control over financial reporting. To remediate our material weaknesses, we plan to appoint additional qualified personnel with the requisite knowledge to improve the levels of review of accounting and financial reporting matters; however, such remediation efforts are largely dependent upon our securing additional financing or generating significant revenue to cover the costs of implementing the changes required.

The effectiveness of any system of internal control over financial reporting, including ours, is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating, and evaluating the controls and procedures, and the inability to eliminate misconduct completely. Accordingly, in designing and evaluating the disclosure controls and procedures, management recognizes that any system of internal control over financial reporting, including ours, no matter how well designed and operated, can only provide reasonable, not absolute assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints, and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We intend to continue to monitor and upgrade our internal controls as necessary or appropriate for our business but cannot assure you that such improvements will be sufficient to provide us with effective internal control over financial reporting.

If you need any additional information or have any follow up questions, please feel free to contact Barrett Di Paolo of Sichenzia Ross Ference LLP at (212) 930-9700.

Sincerely,

By:	/s/ Robert Steele
Name:	Robert Steele
Title:	Chief Executive Officer